                    SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                              FORM  11-K


      (X)         ANNUAL REPORT PURSUANT TO SECTION 15d OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

      ( )      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ___________  TO  ____________

COMMISSION FILE NUMBER 0-11757


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

          J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN
                       615 J.B. HUNT CORPORATE DRIVE
                          LOWELL, ARKANSAS  72745


B. NAMER OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                      J.B. HUNT TRANSPORT SERVICES, INC.
                        615 J.B. HUNT CORPORATE DRIVE
                          LOWELL, ARKANSAS  72745

                              (501) 820-0000

                           REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

FINANCIAL STATEMENTS AND SCHEDULES

Independent Auditors' Report

Statements of Net Assets Available for Benefits, December 31, 1996, and 1995

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1996, and 1995

Notes to Financial Statements, December 31, 1996, and 1995

Item 27(a) - Schedule of Assets Held for Investment Purposes, December 31, 1996

Item 27(d) - Schedule of Reportable Transactions, Year Ended December 31, 1996

EXHIBIT

23 - Independent Auditors' Consent



                                SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       J.B. HUNT TRANSPORT SERVICES, INC.
                                       EMPLOYEE RETIREMENT PLAN


DATE: 06/25/97                         BY: /s/ Jerry W. Walton
     --------------                       ---------------------------------
                                          Jerry W. Walton
                                          Executive Vice President Finance
                                          Chief Officer of J.B. Hunt
                                          Transport Services, Inc.
                                          Administrator of the Retirement
                                          Plan and member of Retirement Plan
                                          Investment Committee

                     J.B. HUNT TRANSPORT SERVICES, INC.
                          EMPLOYEE RETIREMENT PLAN

                     Financial Statements and Schedules

                         December 31, 1996 and 1995

                 (With Independent Auditors' Report Thereon)

                     J.B. HUNT TRANSPORT SERVICES, INC.
                          EMPLOYEE RETIREMENT PLAN

                              TABLE OF CONTENTS


Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 1996 and 1995

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 1996 and 1995

Notes to Financial Statements

Item 27(a) - Schedule of Assets Held for Investment Purposes - December 31, 1996

Item 27(d) - Schedule of Reportable Transactions - Year ended December 31, 1996

                        INDEPENDENT AUDITORS' REPORT


The Board of Trustees
J.B. Hunt Transport Services, Inc.
   Employee Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan ("Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              /s/ KPMG Peat Marwick, LLP


April 18, 1997

                     J.B. HUNT TRANSPORT SERVICES, INC.
                          EMPLOYEE RETIREMENT PLAN

               Statements of Net Assets Available for Benefits

                         December 31, 1996 and 1995


                                                         1996           1995
                                                       (NOTE 8)       (NOTE 8)
                                                       --------       --------

Investments (note 3):
  Guaranteed interest account                      $  28,093,347     20,242,532
  Mutual funds                                        37,365,983     26,835,629
  Common stock - J.B. Hunt Transport Services, Inc.    4,039,927      3,464,904
  Guaranteed investment contracts                      2,524,559      8,176,705
  Participant notes receivable (note 7)                7,542,885      6,347,110
                                                   -------------     ----------
        Total investments                             79,566,701     65,066,880
                                                   -------------     ----------

Receivables:
  Contributions:
     Employer                                             76,377         67,217
     Employee                                            289,191        250,647
  Accrued investment income                                7,925         13,336
                                                   -------------     ----------
        Total receivables                                373,493        331,200
                                                   -------------     ----------
        Total assets                                  79,940,194     65,398,080

Corrective distributions payable to
   participants (note 6)                                 134,777        148,270
                                                   -------------     ----------
        Net assets available for
           benefits (note 7)                       $  79,805,417     65,249,810
                                                   -------------     ----------
                                                   -------------     ----------


See accompanying notes to financial statements.

                     J.B. HUNT TRANSPORT SERVICES, INC.
                         EMPLOYEE RETIREMENT PLAN

         Statements of Changes in Net Assets Available for Benefits

                   Years ended December 31, 1996 and 1995




                                                         1996           1995
                                                       (NOTE 8)       (NOTE 8)
                                                       --------       --------

Additions to net assets attributed to:
  Investment income:
     Net appreciation in fair value of
       investments (note 3)                        $  4,018,600      4,542,954
     Interest and dividends                           2,829,239      2,431,668
                                                   ------------     ----------
                                                      6,847,839      6,974,622
                                                   ------------     ----------

Contributions:
     Employers                                        3,427,217      3,368,851
     Participants                                    14,134,686     14,326,941
                                                   ------------     ----------
                                                     17,561,903     17,695,792
                                                   ------------     ----------
        Total additions                              24,409,742     24,670,414
                                                   ------------     ----------

Deductions from net assets attributed to:
  Benefits paid to participants (note 7)              9,796,673      5,067,804
  Administrative expenses                                57,462         74,282
                                                   ------------     ----------
        Total deductions                              9,854,135      5,142,086
                                                   ------------     ----------
        Increase in net assets available for
          benefits (note 7)                          14,555,607     19,528,328

Net assets available for benefits:
  Beginning of year (note 7)                         65,249,810     45,721,482
                                                   ------------     ----------
  End of year                                      $ 79,805,417     65,249,810
                                                   ------------     ----------
                                                   ------------     ----------


See accompanying notes to financial statements.

                      J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                         Notes to Financial Statements

                          December 31, 1996 and 1995



(1)  DESCRIPTION OF PLAN
     The following brief description of the J.B. Hunt Transport Services, Inc. ("Company" or "Employer") Employee Retirement Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)  GENERAL
     Effective January 1, 1995, the Company amended the Plan to become the J.B. Hunt Transport Services, Inc. Employee Retirement Plan. The primary features of the amendment were to terminate the profit-sharing fund and to introduce additional investment options available to participants for 401(k) funds. Account balances in the profit-sharing fund were transferred as directed by the participants to one or more of the existing funds.

     The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code. The Plan covers all participants from the prior plan on December 31, 1994 and each current employee of the Company as of the first day of the payroll period coincident with or immediately following the date he or she has completed one year of eligibility service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b)  CONTRIBUTIONS
     Each year, participants may defer up to 16% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Section 415(c) of the Internal Revenue Code). The Company contributes
     100% of the first one percent of base compensation that a participant contributes to the Plan. Additionally, the Company contributes 50% of the next two percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors.

     Effective January 1, 1997, the Plan amended the Employer matching contributions to an amount equal to fifty percent (50%) of each participant's salary reduction contributions, limited to the first six percent (6%) of each participant's salary reduction contributions for the plan year.

(c)  PARTICIPANT'S ACCOUNTS
     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or are reallocated to existing participants' accounts. Forfeitures for the years ended December 31, 1996 and 1995 amounted to approximately $344,000 and $372,000, respectively, and were reallocated to accounts of existing participants in the subsequent fiscal year.

                                                                    (Continued)

                      J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                         Notes to Financial Statements


(d)  VESTING
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Upon a participant's normal retirement, disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least five years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of five years of vesting service, the vesting percentages are as follows: 0 - 3 years - 0%; 3 - 4 years - 50%; 4 - 5 years - 75%.

(e)  INVESTMENT OPTIONS
     Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

          GUARANTEED INTEREST ACCOUNT - A group annuity insurance product issued by Prudential Insurance Company of America ("Prudential"). Contributions are invested in fixed income securities having short to intermediate maturities with the objective of providing stable, competitive interest rates based on current market conditions.

          J.B. HUNT COMPANY STOCK FUND - Contributions are invested exclusivel in J.B. Hunt Transport Services, Inc. common stock.

          TRANSFER GUARANTEED FUND - Guaranteed investment contracts with the Lincoln National Life Insurance Company.

          MUTUAL FUNDS
             a. Government Income Fund - Prudential Management Fund, Inc. ("PMF") is the fund manager and invests in intermediate and long-term U.S. Government and agency obligations with the objective of providing high current income.

             b. Money Mart Assets - PMF is the fund manager and invests in U.S. Government and agency obligations, bank certificates of deposit and commercial paper with the objective of providing maximum current income consistent with stability of capital and the maintenance of liquidity.

             c. Jennison Growth Fund - PMF is the fund manager and invests in equity securities of companies that exceed $1 billion in market capitalization with the objective of providing long-term growth of capital. Jennison Associates Capital Corp. ("Jennison") furnishes investment advisory services under a Subadvisory Agreement with PMF.

                                                                   (Continued)

                      J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                         Notes to Financial Statements


             d. Active Balanced Fund - Jennison is the fund manager and invests in a mix of equity securities, investment grade income securities and money market instruments with the objective of providing total returns approaching those of an equity portfolio but with less risk.

             e. International Stock Fund - Mercator Asset Management, L.P. ("Mercator") is the fund manager and invests in equity securities of companies that are incorporated, organized, or that do business outside of the United States with the objective of providing long-term growth of capital.

             f. Longleaf Partners Fund - Southeastern Asset Management ("SAM") is the fund manager and invests in common stocks of a limited number of companies which SAM believes to have unrecognized intrinsic value with the objective of providing long-term capital appreciation.

     During 1996, funds previously invested in a Growth Stock Fund, Income Fund and Money Market Fund were transferred into the Jennison Growth Fund, Government Income Fund and Money Mart Assets Fund, respectively.

     Effective January 1, 1997, the following two additional mutual funds were available for participant investments:

             a. Stock Index Fund - Prudential Diversified Investment Strategies is the fund manager and invests in a broad mix of equity securities that provide investment results that correspond to the price and yield performance of the Standard & Poor's 500 Composite Price Index.

             b. New Opportunities Fund - Putman Investment Management, Inc. is the fund manager and invests in debt and equity securities with the objective of providing long-term capital appreciation.

(f)  PARTICIPANT NOTES RECEIVABLE
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 - 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, as shown in the Wall Street Journal, plus one percent, (9.25% at December 31, 1996). Principal and interest is paid ratably through monthly payroll deductions.


                                                                   (Continued)

                      J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                         Notes to Financial Statements



(g)  PAYMENT OF BENEFITS
     On termination of service due to normal retirement, disability or death, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

     At December 31, 1996 and 1995, approximately $5,615,000 and $4,710,000, respectively, of the net assets available for benefits as shown on the statements of net assets available for benefits are allocated to accounts of terminated employees who have withdrawn from participation in the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a)  BASIS OF PRESENTATION
          The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  INVESTMENT VALUATION
          The Plan's investments are valued at fair value on December 31, 1996 and 1995. Purchases and sales of securities are recorded on a trade-date basis. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Guaranteed investment contracts with insurance companies are stated at the contract values as reported to the Plan by the insurance companies, which approximates fair value. Participant notes receivable are valued at cost which approximates fair value.

(c)  PAYMENT OF BENEFITS
     Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid.

(d)  USE OF ESTIMATES
     Management of the Plan has made and used estimates and assumptions relating to the reporting of assets and liabilities and additions and deductions to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


                                                                   (Continued)

                      J.B. HUNT TRANSPORT SERVICES, INC.
                           EMPLOYEE RETIREMENT PLAN

                         Notes to Financial Statements



(3) INVESTMENTS
     The following table presents the fair value of investments. Investments representing 5% or more of the Plan's net assets are separately identified:

                                                     1996                          1995
                                           ------------------------     --------------------------
                                            Number of                     Number of
                                            shares or                     shares or
                                            principal      Fair           principal      Fair
                                             amount        value           amount        value
                                             ------        -----           ------        -----
Guaranteed Interest Account                     -      $ 28,093,347           -      $ 20,242,532
                                                       ------------                  ------------

Mutual funds:
Longleaf Partners Fund                       677,675     15,484,869        618,667     13,084,811
Jennison Growth Fund                         581,227      6,643,428           -              -
Active Balanced Fund                         424,875      5,323,680        342,835      4,220,297
International Stock Fund                     366,418      6,295,067        274,889      4,128,837
Other                                                     3,618,939                     5,401,684
                                                       ------------                  ------------
                                                         37,365,983                    26,835,629
                                                       ------------                  ------------

Common stock - J.B. Hunt
Transport Services, Inc.                     288,566      4,039,927        206,860      3,464,904
Participant notes receivable                    -         7,542,885           -         6,347,110
                                             -------   ------------        -------   ------------
Total                                                  $ 77,042,142                  $ 56,890,175
                                                       ------------                  ------------
                                                       ------------                  ------------

The following represents guaranteed investment contracts which are included in the financial statements at contract values as reported to the Plan by the insurance companies:

                                                      1996            1995
                                                      ----            ----

Pacific Mutual Life Insurance Company, (Policy
   #G-26059), 2.38%                               $       -         4,599,670
Lincoln National Life, (Policy #59938), 6.40%        1,636,671      2,324,173
Lincoln National Life, (Policy #59677), 6.40%          887,888      1,252,862
                                                  ------------      ---------
                                                  $  2,524,559      8,176,705
                                                  ------------      ---------
                                                  ------------      ---------


During 1996 and 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                      1996            1995
                                                      ----            ----

          Mutual funds                            $  4,695,535      4,159,622
          Common stock                                (676,935)       383,332
                                                  ------------      ---------
                                                  $  4,018,600      4,542,954
                                                  ------------      ---------
                                                  ------------      ---------

                                                                   (Continued)

                      J.B. HUNT TRANSPORT SERVICES, INC.
                           EMPLOYEE RETIREMENT PLAN

                         Notes to Financial Statements


(4) PLAN TERMINATION
    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5) RELATED PARTY TRANSACTIONS
    Certain plan investments are shares of mutual funds managed by Jennison, Mercator, PMF and SAM. Prudential Dedicated Contribution Services, Inc. performs recordkeeping responsibilities for the Plan and Prudential Trust Company is the Plan trustee.

(6) FEDERAL INCOME TAXES

    The Internal Revenue Service has determined and informed the Company by letter dated December 4, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

    Discrimination tests for Plan year 1996, as described in Treasury
      Regulations Section 1.401(m), have been completed subsequent to December 31, 1996. As a result, approximately $135,000 of corrective distributions are required to be made to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a). The Plan's administrator intends to make such corrective distributions to preserve the Plan's tax exempt status.

    Discrimination tests for Plan year 1995, as previously described, were completed subsequent to December 31, 1995. As a result, approximately $148,000 of corrective distributions were made for the 1995 Plan year in order to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a).

(7) PRIOR PERIOD ADJUSTMENT

    During 1995 the Plan did not record defaults on participant loans as benefits paid to participants. Accordingly, the 1995 financial statements have been restated to reflect as additional benefits paid the $469,864 of loan defaults. The effect on previously reported amounts in the 1995 financial statements is as follows:

                                                      PREVIOUSLY
                                                       REPORTED       RESTATED
                                                       --------       --------

Participants notes receivable                        $  6,816,974     6,347,110
Benefits paid to participants                           4,597,940     5,067,804
Increase in net assets available for benefits          19,998,192    19,528,328
Net assets at end of year                              65,719,674    65,249,810

                                                                    (Continued)

                          J.B. HUNT TRANSPORT SERVICES, INC.
                               EMPLOYEE RETIREMENT PLAN

                             Notes to Financial Statements


(8)  401(k) FUNDS
     Participants have the option to direct their investments into the following funds. An analysis of net assets available for benefits of each fund as of December 31, 1996 and 1995 is presented below:

                                    GUARANTEED    J.B. HUNT    LONGLEAF      ACTIVE    INTERNATIONAL    TRANSFER     MONEY
                                     INTEREST      COMPANY     PARTNERS     BALANCED       STOCK       GUARANTEED     MART
                                      ACCOUNT     STOCK FUND     FUND         FUND         FUND          FUND        ASSETS
                                      -------     ----------     ----         ----         ----          ----        ------
December 31, 1996:
 Investments:
  Guaranteed interest account      $ 28,093,347       -             -           -           -              -            -
  Mutual funds                            -           -        15,484,869   5,323,680   6,295,067          -        1,658,102
  Common stock                            -       4,039,927         -           -           -              -            -
  Guaranteed investment contracts         -           -             -           -           -          2,524,559        -
  Participant notes receivable        2,657,256     674,755     1,576,390     412,247     401,464      1,603,055        9,193
                                   ------------   ---------    ----------   ---------   ---------      ---------    ---------
    Total investments                30,750,603   4,714,682    17,061,259   5,735,927   6,696,531      4,127,614    1,667,295
                                   ------------   ---------    ----------   ---------   ---------      ---------    ---------
Receivables:
  Contributions                         142,592      20,505        78,596      27,021      31,952         12,813        8,415
  Accrued investment income               3,090         444         1,704         586         693            278          182
                                   ------------   ---------    ----------   ---------   ---------      ---------    ---------
    Total receivables                   145,682      20,949        80,300      27,607      32,645         13,091        8,597
                                   ------------   ---------    ----------   ---------   ---------      ---------    ---------
    Total assets                     30,896,285   4,735,631    17,141,559   5,763,534   6,729,176      4,140,705    1,675,892

Corrective distributions payable
  to participants                       134,777       -             -           -           -              -            -
                                   ------------   ---------    ----------   ---------   ---------      ---------    ---------
    Net assets available
     for benefits                  $ 30,761,508   4,735,631    17,141,559   5,763,534   6,729,176      4,140,705    1,675,892
                                   ------------   ---------    ----------   ---------   ---------      ---------    ---------
                                   ------------   ---------    ----------   ---------   ---------      ---------    ---------


                                    GOVERNMENT    JENNISON
                                      INCOME       GROWTH
                                       FUND         FUND         TOTAL
                                       ----         ----         -----
December 31, 1996:
 Investments:
  Guaranteed interest account             -           -        28,093,347
  Mutual funds                        1,960,837   6,643,428    37,365,983
  Common stock                            -           -         4,039,927
  Guaranteed investment contracts         -           -         2,524,559
  Participant notes receivable           35,393     173,132     7,542,885
                                      ---------   ---------    ----------
    Total investments                 1,996,230   6,816,560    79,566,701
                                      ---------   ---------    ----------
Receivables:
  Contributions                           9,953      33,721       365,568
  Accrued investment income                 216         732         7,925
                                      ---------   ---------    ----------
    Total receivables                    10,169      34,453       373,493
                                      ---------   ---------    ----------
    Total assets                      2,006,399   6,851,013    79,940,194

Corrective distributions payable
  to participants                         -           -           134,777
                                      ---------   ---------    ----------
    Net assets available
     for benefits                     2,006,399   6,851,013    79,805,417
                                      ---------   ---------    ----------
                                      ---------   ---------    ----------

                                                               (Continued)

                      J.B. HUNT TRANSPORT SERVICES, INC.
                           EMPLOYEE RETIREMENT PLAN

                         Notes to Financial Statements


                                      GUARANTEED     J.B. HUNT      LONGLEAF      ACTIVE     INTERNATIONAL
                                       INTEREST       COMPANY       PARTNERS     BALANCED        STOCK
                                       ACCOUNT       STOCK FUND       FUND         FUND          FUND
                                       -------       ----------       ----         ----          ----
December 31, 1995:
Investments:
  Guaranteed interest account        $ 20,242,532         -              -            -            -
  Mutual funds                               -            -        13,084,811    4,220,297    4,128,837
  Common stock                               -       3,464,904           -            -            -
  Guaranteed investment contracts            -            -              -            -            -
  Participant notes receivable          2,322,156      505,823      1,296,326      314,410      318,428
                                     ------------    ---------     ----------    ---------    ---------
    Total investments                  22,564,688    3,970,727     14,381,137    4,534,707    4,447,265
                                     ------------    ---------     ----------    ---------    ---------

Receivables:
  Contributions                            99,183       21,558         41,644       28,326       42,541
  Accrued investment income                 5,053          677          1,681          970        1,833
                                     ------------    ---------     ----------    ---------    ---------
    Total receivables                     104,236       22,235         43,325       29,296       44,374
                                     ------------    ---------     ----------    ---------    ---------
    Total assets                       22,668,924    3,992,962     14,424,462    4,564,003    4,491,639

Corrective distributions payable
  to participants                         148,270          -              -           -            -
                                     ------------    ---------     ----------    ---------    ---------

    Net assets available
      for benefits                   $ 22,520,654    3,992,962     14,424,462    4,564,003    4,491,639
                                     ------------    ---------     ----------    ---------    ---------
                                     ------------    ---------     ----------    ---------    ---------




                                          GROWTH                     MONEY       TRANSFER
                                          STOCK        INCOME        MARKET     GUARANTEED
                                          FUND          FUND          FUND         FUND         TOTAL
                                          ----          ----          ----         ----         -----

December 31, 1995:
Investments:
  Guaranteed interest account                -            -              -            -      20,242,532
  Mutual funds                          3,241,404    1,255,445        904,835         -      26,835,629
  Common stock                               -            -              -            -       3,464,904
  Guaranteed investment contracts            -            -              -       8,176,705    8,176,705
  Participant notes receivable             47,543       24,440         20,301    1,497,683    6,347,110
                                     ------------    ---------     ----------    ---------    ---------
    Total investments                   3,288,947    1,279,885        925,136    9,674,388   65,066,880
                                     ------------    ---------     ----------    ---------    ---------

Receivables:
  Contributions                            47,906       20,645         16,061         -         317,864
  Accrued investment income                 1,628          760            708           26       13,336
                                     ------------    ---------     ----------    ---------    ---------
    Total receivables                      49,534       21,405         16,769           26      331,200
                                     ------------    ---------     ----------    ---------    ---------
    Total assets                        3,338,481    1,301,290        941,905    9,674,414   65,398,080

Corrective distributions payable
  to participants                            -            -              -            -         148,270
                                     ------------    ---------     ----------    ---------    ---------

    Net assets available
      for benefits                      3,338,481    1,301,290        941,905    9,674,414   65,249,810
                                     ------------    ---------     ----------    ---------    ---------
                                     ------------    ---------     ----------    ---------    ---------

                                                                   (Continued)

                   J.B. HUNT TRANSPORT SERVICES, INC.
                        EMPLOYEE RETIREMENT PLAN

                      Notes to Financial Statements

An analysis of changes in net assets available for benefits for each fund for the years ended December 31, 1996 and 1995 is presented below:

                                                          J.B. Hunt
                                            Guaranteed     Company     Longleaf     Active   International   Growth
                                             Interest       Stock      Partners    Balanced      Stock        Stock       Income
                                              Account       Fund         Fund        Fund        Fund         Fund         Fund
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
December 31, 1996:
  Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
       in fair value of investments         $     --       (676,935)   2,487,602     370,610     766,734      497,124        --
      Interest and dividends                  1,778,558      79,031      318,903     194,834     168,890       57,294       18,378
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
                                              1,778,558    (597,904)   2,806,505     565,444     935,624      554,418       18,378
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
    Contributions:
      Employer                                1,153,036     255,884      387,642     296,690     417,068      364,964      162,582
      Participants                            4,370,573     975,845    1,825,625   1,281,276   1,757,985    1,605,974      634,888
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
                                              5,523,609   1,231,729    2,213,267   1,577,966   2,175,053    1,970,938      797,470
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
        Total additions                       7,302,167     633,825    5,019,772   2,143,410   3,110,677    2,525,356      815,848
  Deductions from net assets
   attributed to:
    Benefits paid to participants             3,552,629     408,727    2,169,445     670,616     821,344      388,230      148,370
    Administrative expenses                      27,888      14,577       19,757      10,691      10,079        6,795        2,762
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
        Total deductions                      3,580,517     423,304    2,189,202     681,307     831,423      395,025      151,132
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
  Transfers                                   4,463,428     532,148     (113,473)   (262,572)    (41,717)  (5,468,812)  (1,966,006)
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
  Increase (decrease) in net assets
   available for benefits                     8,240,854     742,669    2,717,097   1,199,531   2,237,537   (3,338,481)  (1,301,290)
  Net assets available for benefits
   at beginning of year                      22,520,654   3,992,962   14,424,462   4,564,003   4,491,639    3,338,481    1,301,290
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
  Net assets at end of year                 $30,761,508   4,735,631   17,141,559   5,763,534   6,729,176        --           --
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------
                                            -----------   ---------   ----------   ---------   ---------   ----------   ----------

                                               Money      Transfer      Money    Government   Jennison
                                              Market     Guaranteed      Mart      Income      Growth
                                               Fund         Fund        Assets      Fund        Fund          Total
                                            ----------   ----------   ---------   ---------   ---------    ----------
December 31, 1996:
  Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
       in fair value of investments               --        260,766       --         34,470     278,229     4,018,600
      Interest and dividends                    66,941       45,823      29,951      45,394      25,242     2,829,239
                                            ----------   ----------   ---------   ---------   ---------    ----------
                                                66,941      306,589      29,951      79,864     303,471     6,847,839
                                            ----------   ----------   ---------   ---------   ---------    ----------
    Contributions:
      Employer                                 137,128        --         50,518      55,845     145,860     3,427,217
      Participants                             544,943       16,249     206,392     228,305     686,631    14,134,686
                                            ----------   ----------   ---------   ---------   ---------    ----------
                                               682,071       16,249     256,910     284,150     832,491    17,561,903
                                            ----------   ----------   ---------   ---------   ---------    ----------
        Total additions                        749,012      322,838     286,861     364,014   1,135,962    24,409,742
  Deductions from net assets
   attributed to:
    Benefits paid to participants              141,779    1,066,283      88,214     124,331     216,705     9,796,673
    Administrative expenses                      4,515        2,258       3,033       3,207       7,676        57,462
                                            ----------   ----------   ---------   ---------   ---------    ----------
        Total deductions                       146,294    1,068,541      91,247     127,538     224,381     9,854,135
                                            ----------   ----------   ---------   ---------   ---------    ----------
  Transfers                                 (1,544,623)  (4,788,007)  1,480,278   1,769,923   5,939,432         --
                                            ----------   ----------   ---------   ---------   ---------    ----------
  Increase (decrease) in net assets
   available for benefits                     (941,905)  (5,533,709)  1,675,892   2,006,399   6,851,013    14,555,607
  Net assets available for benefits
   at beginning of year                        941,905    9,674,414       --          --          --       65,249,810
                                            ----------   ----------   ---------   ---------   ---------    ----------
  Net assets at end of year                      --       4,140,705   1,675,892   2,006,399   6,851,013    79,805,417
                                            ----------   ----------   ---------   ---------   ---------    ----------
                                            ----------   ----------   ---------   ---------   ---------    ----------

                                                                    (Continued)

                                                             10

                                             J.B. HUNT TRANSPORT SERVICES, INC.
                                                  EMPLOYEE RETIREMENT PLAN

                                                Notes to Financial Statements


                                                      Guaranteed        J.B. Hunt     Longleaf        Active      International
                                                       Interest          Company      Partners       Balanced         Stock
                                                        Account        Stock Fund       Fund           Fund           Fund
                                                      -----------      ----------    ----------      ---------    -------------
December 31, 1995:
  Additions to net assets attributed to:
    Investment income:
      Net appreciation in fair
       value of investments                           $         -        383,332      2,885,840        598,590        346,375
      Interest and dividends                            1,408,471         41,392        179,914        143,490         98,338
                                                      -----------      ---------     ----------      ---------     ----------
                                                        1,408,471        424,724      3,065,754        742,080        444,713
                                                      -----------      ---------     ----------      ---------     ----------
    Contributions:
      Employer                                          1,243,167        220,762        340,615        291,631        484,907
      Participants                                      5,007,771        891,120      1,598,194      1,285,447      2,080,136
                                                      -----------      ---------     ----------      ---------     ----------
                                                        6,250,938      1,111,882      1,938,809      1,577,078      2,565,043
                                                      -----------      ---------     ----------      ---------     ----------
      Total additions                                   7,659,409      1,536,606      5,004,563      2,319,158      3,009,756
                                                      -----------      ---------     ----------      ---------     ----------
  Deductions from net assets attributed to:
    Benefits paid to participants                       1,733,712        179,489        982,433        347,207        384,428
    Administrative expenses                                74,356             53            800            698            186
                                                      -----------      ---------     ----------      ---------     ----------
      Total deductions                                  1,808,068        179,542        983,233        347,905        384,614
                                                      -----------      ---------     ----------      ---------     ----------
  Transfers                                             2,103,597        929,528       (320,619)       (28,162)    (1,157,783)
                                                      -----------      ---------     ----------      ---------     ----------
  Increase (decrease) in net assets
   available for benefits                               7,954,938      2,286,698      3,702,311      1,944,487      1,467,359
  Transfer of assets at January 1, 1995,
   including $5,522,291 transferred
   from profit sharing plan                            14,565,716      1,706,264     10,722,151      2,619,516      3,024,280
                                                      -----------      ---------     ----------      ---------     ----------
  Net assets at end of year                           $22,520,654      3,992,962     14,424,462      4,564,003      4,491,639
                                                      -----------      ---------     ----------      ---------     ----------
                                                      -----------      ---------     ----------      ---------     ----------



                                                        Growth                        Money         Transfer
                                                        Stock         Income          Market       Guaranteed
                                                         Fund          Fund            Fund           Fund          Total
                                                      ---------      ---------      ---------    ------------    ----------
December 31, 1995:
  Additions to net assets attributed to:
    Investment income:
      Net appreciation in fair
       value of investments                             276,278         52,539              -              -      4,542,954
      Interest and dividends                             32,856         56,129         42,850        428,228      2,431,668
                                                      ---------      ---------      ---------    -----------     ----------
                                                        309,134        108,668         42,850        428,228      6,974,622
                                                      ---------      ---------      ---------    -----------     ----------
    Contributions:
      Employer                                          365,013        232,720        190,015             21      3,368,851
      Participants                                    1,656,734        991,677        815,784             78     14,326,941
                                                      ---------      ---------      ---------    -----------     ----------
                                                      2,021,747      1,224,397      1,005,799             99     17,695,792
                                                      ---------      ---------      ---------    -----------     ----------
      Total additions                                 2,330,881      1,333,065      1,048,649        428,327     24,670,414
                                                      ---------      ---------      ---------    -----------     ----------
  Deductions from net assets attributed to:
    Benefits paid to participants                        94,172         69,553         78,142      1,198,668      5,067,804
    Administrative expenses                                 854            227            422            212         74,282
                                                      ---------      ---------      ---------    -----------     ----------
      Total deductions                                   95,026         69,780         78,564      1,198,880      5,142,086
                                                      ---------      ---------      ---------    -----------     ----------
  Transfers                                           1,102,626         27,508       (28,180)     (2,628,515)             -
                                                      ---------      ---------      ---------    -----------     ----------
  Increase (decrease) in net assets
   available for benefits                             3,338,481      1,290,793        941,905     (3,398,644)    19,528,328
  Transfer of assets at January 1, 1995,
   including $5,522,291 transferred
   from profit sharing plan                                   -         10,497              -     13,073,058     45,721,482
                                                      ---------      ---------      ---------    -----------     ----------
  Net assets at end of year                           3,338,481      1,301,290        941,905      9,674,414     65,249,810
                                                      ---------      ---------      ---------    -----------     ----------
                                                      ---------      ---------      ---------    -----------     ----------

                                                                      SCHEDULE 1
                               J.B. HUNT TRANSPORT SERVICES, INC.
                                    EMPLOYEE RETIREMENT PLAN

               Item 27(a) - Schedule of Assets Held for Investment Purposes

                                            December 31, 1996

                                                                         PAR VALUE
                                                                         OR NUMBER                       CURRENT
       ISSUER OR BORROWER                       DESCRIPTION              OF SHARES         COST           VALUE
       ------------------                       -----------              ---------         ----           -----
*The Prudential Insurance Company      Guaranteed Interest Account           -         $ 28,093,347     28,093,347
                                                                                       ------------     ----------
 Longleaf Partners Mutual Fund         Mutual funds:
                                         Longleaf Partners Fund            677,675       13,162,262     15,484,869

*Prudential Mutual Funds                 Jennison Growth Fund              581,227        6,385,703      6,643,428
                                         Active Balanced Fund              424,875        4,982,791      5,323,680
                                         International Stock Fund          366,418        5,550,928      6,295,067
                                         Money Mart Assets               1,658,102        1,655,331      1,658,102
                                         Government Income Fund            222,065        1,929,159      1,960,837
                                                                         ---------     ------------     ----------
                                                                                         33,666,174     37,365,983
                                                                                       ------------     ----------
*J.B. Hunt Transport Services, Inc.    Common stock - J.B. Hunt
                                         Transport Services, Inc.          288,566        4,671,026      4,039,927
                                                                         ---------     ------------     ----------
                                       Guaranteed investment contracts:
 Lincoln National Life                   Lincoln National Life, (Policy
                                           #59938), 6.40%                1,636,671        1,636,671      1,636,671

 Lincoln National Life                   Lincoln National Life, (Policy
                                           #59677), 6.40%                  887,888          887,888        887,888
                                                                         ---------     ------------     ----------
                                                                                          2,524,559      2,524,559
                                                                                       ------------     ----------
                                       Participant notes receivable,
                                         9.25% - 10.00%                      -            7,542,885      7,542,885
                                                                         ---------     ------------     ----------
*Parties-in-interest                                                                   $ 76,497,991     79,566,701
                                                                                       ------------     ----------
                                                                                       ------------     ----------

See accompanying independent auditors' report.

                                                                    SCHEDULE 2
                      J.B. HUNT TRANSPORT SERVICES, INC.
                           EMPLOYEE RETIREMENT PLAN

               Item 27(d) - Schedule of Reportable Transactions

                        Year ended December 31, 1996



                                                                          EXPENSES                     CURRENT
                                                                          INCURRED                     VALUE ON
                                     PURCHASE      SELLING       LEASE      WITH                      TRANSACTION       NET
       DESCRIPTION                    PRICE         PRICE        RENTAL  TRANSACTION      COST           DATE           GAIN
       -----------                    -----         -----        ------  -----------      ----           ----           ----
Guaranteed Interest Account:
  Purchases                       $ 12,100,938         -            -         -        12,100,938     12,100,938           -
  Sales                                   -       4,250,123         -         -         4,250,123      4,250,123           -

Mutual Funds:
  Growth Stock Fund:
    Purchases                        2,888,104         -            -         -         2,888,104      2,888,104           -
    Sales                                 -       6,388,807         -         -         5,888,817      6,388,807        499,990

  Jennison Growth Fund:
    Purchases                        6,790,314         -            -         -         6,790,314      6,790,314           -
    Sales                                 -         425,115         -         -           404,611        425,115         20,504

  Longleaf Partners Fund:
    Purchases                        4,128,234          -           -         -         4,128,234      4,128,234           -
    Sales                                 -       2,776,403         -         -         2,050,435      2,776,403        725,968


See accompanying independent auditors' report.